UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Final Amendment)
HCA INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
404119109

(CUSIP Number)
John Evangelakos
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000
With copies to:

Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center North Tower New York, NY 10080 Telephone: (212) 449-1000	Frank J. Marinaro, Esq. Merrill Lynch & Co., Inc. 4 World Financial Center North Tower New York, NY 10080 Telephone: (212) 449-1000	Proskauer Rose LLP 1585 Broadway New York, New York 10036-8299 Attention: James P. Gerkis, Esq. Jeffrey A. Horwitz, Esq. Fax: (212) 969-2900

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
November 22, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
(Continued on following pages)

Item 1. Security and Issuer
          This Final Amendment to Schedule 13D is being filed jointly by: (a) Frisco, Inc., Frisco Partners, Thomas F. Frist, Jr., Patricia Champion Frist, Patricia Frist Elcan, William Robert Frist and Thomas F. Frist III (collectively, the “Family Investors”), (b) Merrill Lynch Professional Clearing Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Financial Markets, Inc., Merrill Lynch International, Merrill Lynch & Co., Inc. and Merrill Lynch Trust Company, FSB (collectively, the “Merrill Group”) and Merrill Lynch Bank USA (together with the Merrill Group, the “Merrill Entities”), (c) Citigroup Inc. (“Citigroup”) and (d) Bank of America Corporation, NB Holdings Corporation, Banc of America Securities Holdings Corporation (formerly known as “Nationshare Montgomery Holdings Corporation”) and Banc of America Securities LLC (collectively, the “Bank of America Entities”) (the Family Investors, the Merrill Entities, Citigroup and the Bank of America Entities, collectively, the “Reporting Persons”)1 to amend the Schedule 13D filed by the Family Investors, the Merrill Group, Citigroup and the Bank of America Entities on August 4, 2006 (the “Schedule 13D”), with respect to the common stock, par value $.01 per share (the “Common Stock”), of HCA Inc., a corporation incorporated under the laws of the State of Delaware (the “Company”).
          Except as otherwise described herein, the information contained in the Schedule 13D remains in effect, and unless otherwise indicated herein, capitalized terms used herein but not defined herein shall have the respective meanings set forth in the Schedule 13D.
Item 2. Identity and Background
     Item 2 of the Schedule 13D is hereby amended and supplemented to add the following sentence to the subsection entitled “Merrill Entities”:
          On November 15, 2006, ML Global Private Equity Fund, L.P. (“MLGPEF”) and Merrill Lynch Ventures L.P. 2001, an affiliate of MLGPEF and the Merrill Entities entered into an assignment and assumption agreement (the “ML Assignment and Assumption Agreement”), pursuant to which MLGPEF assigned, and Merrill Lynch Ventures L.P. 2001 assumed, (i) a portion of MLGPEF’s obligation under its Equity Commitment Letter to purchase at the effective time of the merger a portion of the equity of Parent for $50,000,000, and (ii) MLGPEF’s corresponding rights and obligations under the Interim Investors Agreement. Merrill Lynch Ventures L.P. 2001 does not beneficially own any Common Stock and is not a Reporting Person. A copy of the ML Assignment and Assumption Agreement is attached as Exhibit 99.22 to this Statement and incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following paragraphs:
          On November 14, 2006, the Frist Entities and the Sponsors entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) pursuant to which each of the Sponsors agreed to assign, and the Frist Entities agreed to assume, a portion of each Sponsor’s obligations under its respective Equity Commitment Letter to purchase a portion of the equity of Parent at the effective time of the merger (each, an “Assigned Commitment”) for an aggregate increase in the Frist Entities’ aggregate equity commitment of $150 million, and the Sponsors’ corresponding rights and obligations under certain portions of the Interim Investors Agreement. The obligations of the Frisco Entities to provide the amounts required in respect of the Assigned Commitments may be satisfied either through the payment to Parent in cash of all or any portion of such amounts

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that (a) any Reporting Person constitutes a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, or (b) any combination of Reporting Persons constitutes a “group” for any purpose.

and/or the transfer, contribution and delivery to Parent of shares of Common Stock. A copy of the Assignment and Assumption Agreement is attached as Exhibit 99.20 to this Statement and incorporated by reference herein.
          As a result of the Assignment and Assumption Agreement, the Frist Entities have an aggregate rollover and equity commitment of $950 million. In order to give effect to the foregoing, on November 14, 2006, the parties to the Interim Investors Agreement entered into an amendment to the Interim Investors Agreement (the “Amendment No. 1 to the Interim Investors Agreement”). Among other things, the Interim Investors Agreement increased the Frist Entities’ permitted sell-down under the Interim Investors Agreement from $100 million to $150 million and also clarified the parties’ obligations to cooperate in structuring the merger as a tax-free exchange for the Family Investors. A copy of Amendment No. 1 to the Interim Investors Agreement is attached as Exhibit 99.21 to this Statement and incorporated by reference herein.
          On November 17, 2006, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. As a result, the Company no longer has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and each Reporting Person may no longer be deemed to constitute a “group” with each other Reporting Person. In addition to the funding for the Merger described in paragraph 2 of this Item 3, funding for the merger also included, without limitation, a $365 million dividend from the Health Care Indemnity, Inc., a subsidiary of the Company, and cash and shares of Common Stock contributed by the Company’s management.
Item 4. Purpose of the Transaction
The two paragraphs amending Item 3 above are hereby incorporated by reference to Item 4 of the Schedule 13D.
The last two paragraphs of Item 4 of the Schedule 13D are hereby amended and restated as follows:
          The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the Press Release, the Interim Investors Agreement, as amended by Amendment No. 1 to the Interim Investors Agreement, the Rollover Commitment Letter, the ML Guarantee, the Frist Entity Guarantee, the Debt Commitment Letter, the ML Commitment Letter, the Assignment and Assumption Agreement, and the Sell-Down Investors Commitment Letters, each of which is filed as an exhibit hereto and is incorporated herein by reference.
          Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
The last paragraph under the subsection entitled “Merrill Entities” of Item 5 of the Schedule 13D is hereby amended and restated as follows:
          Thomas Joseph Sweeney, formerly a Managing Director of the Trust, Estate, Philanthropic Planning and Family Office Services of Merrill Lynch Trust Company, FSB, and currently a Managing Director of the Investment Solutions and Wealth Advisory Services of the Private Banking and Investment Group of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is deemed the beneficial owner of 100 shares of Common Stock with respect to which he has shared voting and investment power, and which represents approximately less than 1% of all shares of Common Stock outstanding.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The two paragraphs of Item 3 above are hereby incorporated by reference to Item 6 of the Schedule 13D.
The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

          Each of the ML Commitment Letter, the Debt Commitment Letter, the Rollover Commitment Letter, the ML Guarantee, the Frist Entity Guarantee, the Interim Investors Agreement, as amended by Amendment No. 1 to the Interim Investors Agreement, the Assignment and Assumption Agreement, the Sell-Down Investors Commitment Letters, the Press Release and the Merger Agreement (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.
Item 7. Material to be Filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended by the addition of the following Exhibit references:

Exhibit	Description

99.20	Assignment and Assumption Agreement

99.21	Amendment No. 1 to the Interim Investors Agreement

99.22	ML Assignment and Assumption Agreement

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2006

Merrill Lynch Professional Clearing Corp.		Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Frank J. Marinaro	By:	/s/ Frank J. Marinaro

	Name: Frank J. Marinaro		Name: Frank J. Marinaro
	Title: Authorized Person*		Title: Authorized Person*

Merrill Lynch Financial Markets, Inc.		Merrill Lynch International

By:	/s/ Frank J. Marinaro	By:	/s/ Frank J. Marinaro

	Name: Frank J. Marinaro		Name: Frank J. Marinaro
	Title: Authorized Person*		Title: Authorized Person*

Merrill Lynch & Co., Inc.		Merrill Lynch Trust Company, FSB

By:	/s/ Frank J. Marinaro	By:	/s/ Frank J. Marinaro

	Name: Frank J. Marinaro		Name: Frank J. Marinaro
	Title: Authorized Person*		Title: Authorized Person*

Merrill Lynch Bank USA

By:	/s/ Frank J. Marinaro

Name: Frank J. Marinaro
Title: Authorized Person*

*	The Powers of Attorney filed with the Commission on August 4, 2006 and September 11, 2006 in connection with the reporting persons’ Schedule 13D regarding the Issuer are hereby incorporated by reference.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2006

FRISCO, INC.
By:	/s/ Patricia Champion Frist
	Name:	Patricia Champion Frist
	Title:	President

FRISCO PARTNERS
By:	/s/ Thomas F. Frist, Jr.
Name: Thomas F. Frist, Jr. Title : General Partner

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006
/s/ Thomas F. Frist, Jr.
Thomas F. Frist, Jr.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006
/s/ Patricia Champion Frist
Patricia Champion Frist

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006
/s/ Patricia Frist Elcan
Patricia Frist Elcan

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006
/s/ William Robert Frist
William Robert Frist

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006
/s/ Thomas F. Frist III
Thomas F. Frist III

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006
BANK OF AMERICA CORPORATION NB HOLDINGS CORPORATION
By:	/s/ Charles F. Bowman
	Name:	Charles F. Bowman
	Title:	Senior Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006
BANC OF AMERICA SECURITIES HOLDINGS CORPORATION f/k/a NATIONSBANC MONTGOMERY HOLDINGS CORPORATION
By:	/s/ Robert Qutub
	Name:	Robert Qutub
	Title:	President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006
BANC OF AMERICA SECURITIES LLC
By:	/s/ Mark C. Straubel
	Name:	Mark C. Straubel
	Title:	Senior Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006
CITIGROUP INC.
By:	/s/ Ali L. Karshan
	Name:	Ali L. Karshan
	Title:	Assistant Secretary

*	The Certificate of Authority to Sign filed with the Commission on September 11, 2006 in connection with the reporting persons’ Schedule 13D regarding the Issuer is hereby incorporated by reference.